EXHIBIT 99.1

                      ADDITIONAL FINANCIAL INFORMATION

         The following interim financial information for the quarter ended 31 March 1999 is being provided because we have otherwise made public information relating to revenues and income that is more current than the information contained in our audited financial statements.

         As you are aware, we account for our investments at fair value in accordance with the U.S. specialised industry accounting rules prescribed by the American Institute of Certified Public Accountants (AICPA) Audit and Accounting Guide for Investment Companies. Under fair value accounting, unrealised gains or losses are determined by comparing the fair value of the securities held to the cost of those securities. Unrealised gains or losses relating to changes in fair value of our investments are reported as a component of net earnings. Deferred income taxes, if any, are recorded at the applicable statutory rate as the estimate of taxes payable as if the gains were realised. Under current tax laws, and in light of our operating methods and plans, our investment gains generally are not subject to income taxes.

         For more detail on fair value accounting, please read Note 2 of our Consolidated Financial Statements at 31 December 1998.




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                       SECURITY CAPITAL U. S. REALTY

                   CONSOLIDATED STATEMENTS OF NET ASSETS

                              At 31 March 1999
              (in thousands U. S. $ except per share amounts)
                                 Unaudited
                                                                                                             March
                                                                                                              1999
ASSETS
Strategic investment positions at value:
         CarrAmerica (Cost $699,890) ................................................................. $    631,063
         City Center Retail (Cost $304,113)...........................................................      304,113
         CWS Communities (Cost $155,563)..............................................................      155.563
         Regency (Cost $759,794)......................................................................      642,623
         Storage USA (Cost $394,305)..................................................................      333,850
         Urban Growth Property (Cost $181,082)........................................................      181,082
Special opportunity positions at value:
         Security Capital Group Incorporated (Cost $165,000)..........................................      116,139
         Other special opportunity positions (Cost $330,791)..........................................      264,460
                                                                                                         ----------
Total investments..................................................................................... $  2,628,893
Cash and cash equivalents.............................................................................          894
Accounts receivable and other.........................................................................       16,994
                                                                                                        -----------
TOTAL ASSETS.......................................................................................... $  2,646,781

LIABILITIES
Accounts payable and accrued expenses................................................................. $      9,367
Taxes payable.........................................................................................        1,558
Line of credit........................................................................................      258,500
Convertible Notes.....................................................................................      373,904
TOTAL LIABILITIES..................................................................................... $    643,329
TOTAL NET ASSETS (SHAREHOLDERS' EQUITY)............................................................... $  2,003,452

Authorized 250,000,000 shares of $4.00 par value, 86,561,872 shares
         issued and outstanding at 31 March 1999(1). ................................................. $    346,247
Legal reserve.........................................................................................       30,375
Share premium account.................................................................................    1,749,159
                                                                                                         -----------

PAID-IN CAPITAL....................................................................................... $  2,125,781

Undistributed net operating income...................................................................  $    161,304
Accumulated net realised gain........................................................................        78,011
Unrealised (depreciation)/appreciation on strategic investment and special opportunity positions....      (361,644)
SHAREHOLDERS' EQUITY ................................................................................  $  2,003,452
                                                                                                       ============

 Net Asset Value per share(1)........................................................................  $      23.14

(1) Share and per share amounts have been restated to reflect the reverse stock split which took effect 18 June 1999.




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



                        SECURITY CAPITAL U.S. REALTY

                   CONSOLIDATED STATEMENTS OF OPERATIONS

             For the three months ended 31 March 1999 and 1998
                 (in thousands $ except per share amounts)
                                 Unaudited


                                                                                      1999                    1998
                                                                                      ====                    ====

REVENUES
Dividends from strategic investment positions (net of withholding tax):
   CarrAmerica...............................................................      $     11,245         $    10,546
   CWS Communities...........................................................             1,108                  --
   Pacific Retail............................................................             4,905               9,565
   Regency...................................................................             4,583               4,252
   Storage USA...............................................................             6,700               6,346
   Urban Growth Property.....................................................               181                  --
                                                                                  -------------        ============
                                                                                   $     28,722         $    30,709
Dividends from special opportunity positions (net of withholding tax):.......             2,855               3,521
                                                                                  -------------              ------
                                                                                   $     31,607         $    34,230
   Interest income from affiliate............................................               894                 894
   Interest income from non-affiliate and other income.......................               677                 177
                                                                                       --------          ----------
   TOTAL REVENUES............................................................      $     33,178         $    35,301

   EXPENSES
   Operating advisor fees ...................................................      $       8,131        $     8,665
   Custodian fees............................................................               114                 119
   Directors fees............................................................                 -                  32
   Professional expenses.....................................................               215                  56
   Administrative expenses...................................................               253                  99
   Amortisation of convertible notes deferred costs..........................               394                  --
   Amortisation of formation expenses........................................                --                  --
   Formation expenses........................................................                --                  --
   Taxes.....................................................................               279                 611
   Line of credit arrangement and commitment fees............................                52                 569
   Interest on line of credit................................................             4,374               4,186
   Interest on convertible notes.............................................             6,214                 --
                                                                                    -----------         -----------
   TOTAL EXPENSES............................................................      $     20,026         $    14,337
                                                                                   ------------         -----------

   NET OPERATING INCOME......................................................      $     13,152         $    20,964

NET REALISED AND UNREALISED (LOSS)/GAIN ON
   STRATEGIC INVESTMENT AND SPECIAL OPPORTUNITY
   POSITIONS
   Net realised gain on special opportunity positions........................    $          580         $    17,186
   Net (decrease)/increase in appreciation on strategic investment and special         (236,666)            (92,837)
                                                                                      ----------            --------
   opportunity positions.....................................................

NET (LOSS)/GAIN ON STRATEGIC INVESTMENT AND SPECIAL                                 $  (236,086)        $   (75,651)
                                                                                    ------------        ------------
   OPPORTUNITY POSITIONS.....................................................


(DECREASE)/INCREASE IN NET ASSETS RESULTING FROM                                    $  (222,934)        $   (54,687)
                                                                                     ===========        ============
   OPERATIONS................................................................

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



                        SECURITY CAPITAL U.S. REALTY

                   CONSOLIDATED STATEMENTS OF CASH FLOWS

             For the three months ended 31 March 1999 and 1998
                 (in thousands $ except per share amounts)
                                 Unaudited

                                 1999 1998

                                                                                           1999                 1998
                                                                                           ------              ------
Operating Activities:
   (Decrease)/Increase in net assets resulting from operations..............            $ (222,934)      $   (54,687)
   Adjustments to reconcile (decrease)/increase in net assets resulting from operations to net cash provided by operating activities:
       Movement in unrealised gain..........................................               236,666            92,837
       Movement in accretion on convertible notes...........................                    --               --
       Movement in convertible notes deferred costs.........................                   394               --
       Amortisation of formation expenses...................................                    --               --
       Changes in operating assets and liabilities:
         Accounts receivable and other......................................                  7,496         (13,756)
         Interest receivable from affiliate.................................                  (894)            (894)
         Accounts payable and accrued expenses..............................                 2,021            3,516
         Operating advisor fees payable.....................................                (6,150)           1,421
         Taxes payable......................................................                   253              206
                                                                                            -----------      -----------
           Net cash provided by operating activities........................           $    16,852       $   28,643
                                                                                            -----------      -----------

           Investing Activities:
   Fundings in strategic investment positions:
     CarrAmerica............................................................           $       (39)      $   (4,918)
     City Center Retail.....................................................                   (78)         (15,113)
     CWS Communities........................................................                (2,000)         (35,857)
     Pacific Retail.........................................................               524,038              (11)
     Regency................................................................              (524,044)              --
     Storage USA............................................................                   (33)         (41,308)
     Urban Growth Property..................................................                    --          (25,109)
   Fundings in Security Capital Group.......................................                    --         (142,500)
   Fundings in other special opportunity positions, net.....................               (15,760)         (74,268)
                                                                                       ------------       ----------
         Net cash used in investing activities..............................           $   (18,916)     $ (196,584)
                                                                                       ------------       ----------

         Financing Activities:
   Net proceeds from share offerings........................................          $        --       $        --
   Net proceeds from convertible notes offering.............................                 3,964               --
   Offering expenses charged against the share premium account..............                    --               (5)
   Drawdowns from line of credit............................................                (4,000)         167,000
   Repayment of line of credit..............................................                 --               --
                                                                                           -------         --------
         Net cash provided by financing activities                                     $       (36)         166,695
                                                                                            -------        --------

         Net increase/(decrease) in cash and cash equivalents...............           $     (2,100)    $      (946)
         Cash and cash equivalents, beginning of the year...................                  2,994           1,970
                                                                                            ----------  ------------
         Cash and cash equivalents, end of the year.........................           $        894     $     1,024
                                                                                            ==========  ------------

         Supplemental disclosure of cash flow information:
   Tax paid.................................................................           $       2,141    $     1,232
                                                                                       =============    =============



 Interest paid on borrowings..............................................             $     22,987     $     11,929
                                                                                       ============     =============
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